Exhibit 21.1

List of Subsidiaries

Name	Percentage Ownership

KRad Konsulting, LLC	100%

MedLink USA, Inc.	100%

Western Media Acquisition Corp.	100%
(Formerly Western Media Sports Holdings, Inc.)

Western Media Publishing Corporation	100%

MedLink VPN, Inc.	100%

Norika USA, Inc.	100%

MedLink FE, Inc.	100%

MedLink India Software, Ltd.	100%